July 8, 2021 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:      Sasha Parikh

Brian Cascio

Dillon Hagius

Tim Buchmiller

Re:	Sight Sciences, Inc.
Registration Statement on Form S-1
Correspondence dated July 1, 2021
CIK No. 0001531177

Ladies and Gentlemen:

On behalf of Sight Sciences, Inc. (the “Company”), we are hereby submitting an amendment (the “Registration Statement”) to the Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission (the “Commission”) on June 23, 2021. The Registration Statement has been revised to reflect the Company’s responses to the comment letter received on July 7, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Correspondence dated July 1, 2021

Critical Accounting Policies and Estimates

Stock-Based Compensation and Fair Value of Common Stock, page 116

1.

In your letter dated July 1, 2021 you indicate that you used linear interpolation between two valuation dates as a methodology by which to determine the fair value per share for financial reporting purposes. Please revise your disclosure to be consistent with your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 119 of the Registration Statement to include the use of linear interpolation between two valuation dates as a methodology by which to determine the fair value per share for financial reporting purposes.

July 8, 2021

2.

In Note 11 on page F-56 of your Amendment 1 to Form DRS, you state that the weighted-average grant date fair value of options granted during the three months ended March 31, 2021 was $13.76. On page 6 of your response, it appears that the fair value was $17.22 for the February 9, 2021 option grants and $17.90 for the February 23, 2021 option grants. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure of the average grant date fair value of options on page F-57 of the Registration Statement. Further, the Company respectfully advises the Staff the amounts included in the disclosure on page F-57 represent fair value of the options granted, while the disclosure on page 6 of our response represent the fair values of the underlying common shares. Please note applicable share and per share data in the Registration Statement have been revised to reflect the two-for-one stock split which occurred on July 7th, 2021.

3.

In your subsequent event footnote on page F-60, please disclose the estimated compensation expense associated with your equity awards that were issued May 25, 2021 and the periods over which it will be recognized. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the subsequent event disclosure on page F-61.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (617) 948-6027 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Wesley C. Holmes

Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	Paul Badawi, Sight Sciences, Inc.
Jeremy Hayden, Sight Sciences, Inc.
Peter N. Handrinos, Latham & Watkins LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP